AEM SPA

07022037

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SLS/SES/076/2007/MAN/as

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

SUPPL

BY COURIER

March 26, 2007

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the convocation of the ordinary assembly.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone
Company Secretary

Encl.

4/2

AEM SPA
20122 Milano - Corso di Porta Vittoria, 4 - Tel. 027720.1 - Fax 027720.3920 - Telex 334170
Capitale Sociale € 936.024.648 i.v. - Codice fiscale, Partita IVA e numero di iscrizione nel Registro Imprese di Milano 11957540153
Codice V.A.T. IT 11957540153 - Internet: http://www.aem.it - e-mail: info@aem.it

Aem S.p.A.

Registered office in Milan, corso di Porta Vittoria 4

Fully paid in share capital for the sum of € 936,024,648.00

Tax number, VAT number and

Milan Companies' Register enrolment number

11957540153

CONVOCATION OF ORDINARY ASSEMBLY

The shareholders are hereby convoked for the ordinary assembly, which will be held at "Casa dell'Energia", Piazza Po n. 3, Milan, on 26th April 2007, at 11.00 am, for the first convocation, and if necessary, on 3th May 2007 for the second convocation, at the same time and place, in order to discuss and resolve the following

AGENDA

1. Appointment of one Director; related and ensuing resolutions.
2. Account statement closed at 31st December 2006, the Board of Directors' Management Report and the Board of Auditors' Report: related and ensuing resolutions to be adopted.
3. Conferral of responsibility for auditing over the period from 2007 to 2015.

Pursuant to article14 of the by-laws shareholders which have deposited at the Company their communication from the broker in accordance with article 2370, paragraph 2, of the Civil Code, at least two days prior to the date set for the meeting in question, shall have the right to attend the shareholders' meeting. Copy of the above mentioned communication is made available to shareholders by the

brokers in compliance with article 34-*bis* of the Consob Regulations n. 11768/1998 and subsequent modifications and integrations.

From 30th March 2007, the draft statement of accounts and consolidated accounts closed at 31st December 2006 will be made available to shareholders and members of the public at the registered office of Borsa Italiana S.p.A. (Italian Stock Exchange), as well as on the website www.aem.it. Similarly, for fifteen days prior to the meeting, the public will also be able to consult the Audit Company's Report and the Board of Auditors' Report, as well as further documentation relating to the Meeting as forseen by the laws in force.

On behalf of the Board of Directors

The Chairman

Giuliano Zuccoli

END